The Pantry, Inc. 305 Gregson Drive Cary, NC 27511 (919) 774-6700 July 15, 2010

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Pantry, Inc.
Form 10-K for the Fiscal Year Ended September 24, 2009
Filed December 8, 2009
Proxy Statement on Schedule 14A
Filed January 22, 2010
File No. 000-25813

Dear Mr. Owings:

This letter responds to your comment letter of July 1, 2010 regarding the above-referenced filings made by The Pantry, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”).  This letter includes the comment from your letter in bold with the Company’s response set forth immediately below.   We have repeated the paragraph number from your letter for convenience.

Form 10-K for the Fiscal Year Ended September 24, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 26

Market and Industry Outlook, page 28

1.
We note your disclosure here regarding trends in the convenience store industry, such as the trend of providing fresh foods, and in oil and gasoline prices. As applicable, please revise to discuss the impact of these trends upon you and your business and what, if anything, you intend to do to mitigate any negative impact of these trends. For example, we note that your Form 10-Q for the period ended

March 25, 2010 discusses your "fresh" initiative and quantifies the range of recent crude oil prices; please ensure that you provide similar and more expansive disclosure regarding these trends and your plans to address these trends in the future.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that it will continue to disclose known trends or uncertainties that are reasonably likely to have a material impact on the Company’s results of operations or liquidity as well as the effects of such trends or uncertainties on the Company’s business and the steps, if any, that the Company is taking to mitigate any negative effects, with a view towards the more expansive disclosure that the Staff has suggested.

With respect to trends resulting in the Company’s “fresh initiative,”  in future filings the Company will more clearly describe the relationships between the trends and this initiative and how the initiative is designed to mitigate any negative impact of these trends.  For example, in the Form 10-Q for the quarterly period ended June 24, 2010, the Company plans to better tie the perceived “fresh foods” trend in the convenience store industry with the Company’s “Fresh” initiative by including disclosure under the heading “Market and Industry Trends” in substantially the following form:

“In the convenience store industry, there is currently a trend of companies concentrating on increasing and improving in-store food service offering, including fresh foods, quick service restaurants or proprietary food offerings.  Should this trend continue, we believe consumers may become more likely to patronize convenience stores that include such offerings, which may also lead to increased inside merchandise sales or gasoline sales for such stores.  We are attempting to capitalize on this trend by improving our in-store food offerings.  Currently, 236 of our convenience stores offer quick service restaurants, and we have recently launched a company-wide “Fresh” initiative to improve breakfast, lunch and snack experiences in our stores, with coffee as the anchor product.  We are in the process of launching the program and expect that approximately 100 stores will have the program implemented by the end of fiscal year 2010 and intend for 30% of our stores to have the program implemented by the end of fiscal year 2011.”

With respect to trends regarding the range of crude oil prices, in the Company’s Annual Report on Form 10-K for the fiscal year ended September 24, 2009, the Company disclosed the price range for crude oil for its fiscal year and disclosed that the Company attempts to “pass along wholesale gasoline cost changes to [its] customers through retail price changes; however, [it is] not always able to do so.  The timing of any related increase or decrease in retail prices is affected by competitive conditions.  As a result, [the Company tends] to experience lower gasoline margins in periods of rising wholesale costs and higher margins in periods of decreasing wholesale costs” (see page 44 of the Form 10-K).  This disclosure, in part, is intended to address (1) the effect of the trend identified in the Form 10-K that oil and gasoline prices will remain volatile and unpredictable (i.e., the effect that such volatility typically has on the Company’s gasoline margins) (see page 28 of the Form 10-K) and (2) the steps that the Company is taking to address the trend (i.e., passing along cost changes to customers).  In future filings, the Company will place the trend disclosure in closer proximity to the mitigation disclosure.  Additionally, the Company has a risk factor addressing the risks associated with volatility in oil and gasoline prices.

Item 15. Exhibits and Financial Statement Schedules, page 88

2.
Exhibit 10.1, the amended credit agreement dated May 15, 2007, was not filed in its entirety. Please refile this exhibit, including all of the schedules, in your next periodic report. While Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company confirms it will refile the credit agreement in its entirety, including all schedules, as an exhibit to the Company’s quarterly report on Form 10-Q for the quarter ended June 24, 2010, except any portion of the agreement or schedules as to which the Company submits a request for confidential treatment.

Definitive Proxy Statement on Schedule 14A

Directors and Director Nominees, page 7

3.
Please provide five years of business experience for each of the directors. For example, it is not clear which positions Mr. Monkhouse and Ms. Richter held during the past five years. See Item 401(e) of Regulation S-K. Please also refer to comment seven of our March 12, 2008 letter issued in conjunction with our review of your Form 10-K for the fiscal year ended September 27, 2007.

RESPONSE:

The Company believes that the disclosure in its Definitive Proxy Statement regarding the business experience of our directors is responsive to and fully compliant with the requirements of Item 401(e) in that all positions held by Mr. Monkhouse and Ms. Richter during the past five years are included in their biographies; however, to provide clarification with respect to the biographies of Mr. Monkhouse and Ms. Richter, the Company plans to revise their biographies in future filings substantially as follows:

“Bryan E. Monkhouse has served on our Board since December 2004 and is currently a member of our Corporate Governance and Nominating Committee and our Audit Committee.  Since 2003, Mr. Monkhouse has served as chairman of Blue Water Safaris, Ltd. and as managing director of Liamuiga Marine Limited, both privately-held companies offering tourism services in the Caribbean.

Additionally, since his retirement from Irving Oil Limited in 2003, Mr. Monkhouse has been self-employed as a consultant and has provided consulting services to Irving Oil in 2004 and 2008.  Mr. Monkhouse has broad high level executive experience in both the oil and convenience store industries, which we believe makes him an ideal fit for our Board.  Early in Mr. Monkhouse’s career, he held senior positions in supply, corporate development, logistics, and marketing with Suncor, Inc., an integrated Calgary oil company.  As VP of Marketing at Suncor, he was responsible for the operation of the company’s convenience store chain.  He then moved to Irving Oil Limited, a petroleum refiner and marketer serving New England and eastern Canada, where he was responsible for approximately 800 convenience stores in Canada and the United States as Vice President of Marketing.  Mr. Monkhouse was named COO of the four-billion dollar enterprise in 2001, and he was then charged with overseeing its operations, interacting with inside and outside public accountants and auditors and exercising diligence, all of which are relevant and valuable to our Board and particularly our Audit Committee.  Further, at both oil companies, Mr. Monkhouse served as a supply executive, which we believe gives him unique and valuable insight into the goals and constraints of oil companies in their dealings with companies like ours.   We believe that Mr. Monkhouse’s work in oil and convenience operations, his continuing executive experience, and his proven financial acumen make him a very valuable member of our Board and its Audit and Corporate Governance and Nominating Committees.”

“Maria C. Richter has served on our Board since July 2006 and currently serves on both our Corporate Governance and Nominating Committee and our Finance and Investment Committee.  Since 2003, Ms. Richter has exclusively served on boards of directors, including the board of directors of National Grid plc, an international electricity and gas utility company (2003-present), Vitec Group plc, an international provider of broadcast, entertainment, and photographic products and services (2007-present) and Bessemer Trust, an asset management company for high net worth individuals and families (2008-present).  Ms. Richter, until 2002, was a Managing Director of Morgan Stanley’s Corporate Finance Retail Group.  We believe Ms. Richter is particularly well-suited for our Board based on her broad board experience and financial expertise. Ms. Richter’s extensive service on boards of directors has provided her the background and experience of board processes, function, exercise of diligence, and oversight of management.  Ms. Richter also has financial experience, working at Prudential Insurance and Salomon Brothers before rising to Managing Director at Morgan Stanley where she held numerous senior roles, including Managing Director in the Corporate Finance Retail Group responsible for large retail clients of the firm.  We believe Ms. Richter is well-qualified to serve our Board’s Corporate Governance and Nominating Committee and Finance and Investment Committee.  With her broad experience on multiple boards of directors, she is well suited to the Corporate Governance and Nominating Committee functions of identifying and evaluating individuals qualified to become board members and evaluating our corporate governance policies.  She is also well prepared to review transactions and agreements on the Finance and Investment Committee by her experience in finance and her legal education (she earned a law degree from Georgetown University).  With her prior board experience, financial expertise, and legal background, we find Ms. Richter to be a valuable member of our Board and its Corporate Governance and Nominating and Finance and Investment Committees.”

Compensation, page 11

Compensation Discussion and Analysis, page 11

Our Executive Compensation Program, page 14

4.
We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

As discussed in the Definitive Proxy Statement of Schedule 14A delivered to stockholders in connection with the Company’s 2010 Annual Meeting of Stockholders (the “2010 Proxy”), there are two areas where individual performance is considered by the Compensation and Organization Committee of the Company’s Board of Directors when making compensation decisions:  base salary and long-term incentive awards. See page 14 of the 2010 Proxy, where the Company states that the Committee considers “other quantitative and qualitative factors such as…individual performance” in addition to benchmarking when making compensation decisions.   Annual performance awards are earned solely based on the Company’s performance against pre-defined goals, as disclosed in the 2010 Proxy.

With respect to base salary, the 2010 Proxy discloses that the Compensation and Organization Committee’s considerations when determining the level, if any, of base salary increases include “the individual executive’s performance as reflected in the overall manner in which the duties or his or her assigned role have been carried out,” (see page 15 of the 2010 Proxy) and the 2010 Proxy then further lists any specific individual performance measures that were considered when determining base salary increases for fiscal 2009.  For example, Mr. Bell’s base salary increase was warranted in part because of his role in optimizing gross margin dollars and Ms. Anderson’s base salary increase was warranted in part because of her contribution in streamlining Human Resources support functions (see page 15 of the 2010 Proxy).  For fiscal 2010, considerations such as individual performance were taken into account by the Compensation and Organization Committee; however, as disclosed in the 2010 Proxy, the Compensation and Organization Committee determined that no base salary increases would be awarded due to economic conditions, other than an increase provided to Brad Williams to more closely align his salary with the market.  Therefore, no discussion of individual performance was appropriate in the context of base salary as the determination to hold base salary constant was based on economic conditions and the determination to increase Mr. Williams’s salary was based on market and benchmarking considerations.

When making determinations as to equity award levels under the Company’s 2007 Omnibus Plan, as disclosed in the 2010 Proxy (see page 18 of the 2010 Proxy), the Compensation and Organization Committee also takes into consideration each individual named executive officer’s performance.  Further, beginning in fiscal 2010, the Compensation and Organization Committee began awarding performance-based restricted stock in its grants to named executive officers.  As disclosed in the 2010 Proxy, the performance measure for such equity award is solely a pre-defined Company earnings goal (see page 18 of the 2010 Proxy).

Individual performance measures are largely qualitative, and include subjective factors considered by the Company’s Chief Executive Officer that result in his making recommendations to the Compensation and Organization Committee for consideration when determining whether to award base salary increases  or equity awards to named executive officers other than himself.  These performance measures are designed to contribute to advancing corporate and financial strategies.  Similarly, the Chief Executive Officer’s individual performance measures are largely qualitative, and include subjective factors considered by the Compensation and Organization Committee for consideration when determining whether to award the Chief Executive Officer a base salary increase or equity awards.

Further, the Compensation and Organization Committee assesses the contribution of each named executive officer to certain goals that reflect the Company’s strategic and operating performance.  The Company, in future filings, will attempt to supplement its disclosure related to how the Compensation and Organization Committee evaluates individual performance by each named executive officer as contributing to various Company performance goals.  The Company plans to disclose in future filings the Company performance measures that each named executive officer was expected to contribute to achieving, such as disclosure substantially similar to the following:

“The CO Committee believes that the Chief Executive Officer and Chief Financial Officer are key contributors to our ability to successfully launch our “fresh” program on schedule and to develop and execute a multi-year fuel strategy and considers the Company’s achievement of such goals to reflect individual contributions by those named executive officers.  Further, the CO Committee views any failure to achieve such goals to reflect areas where the Chief Executive Officer and Chief Financial Officer could more effectively focus their efforts and improve individual performance.”

* * * * *

As requested in your July 1, 2010 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone ((919) 774-6700) or email (terry.marks@thepantry.com).

Sincerely,

/s/ Terrance M. Marks
Terrance M. Marks
President and Chief Executive Officer